July 1, 2024

Eduardo Iniguez
Chief Executive Officer
Getaround, Inc
55 Green Street
San Francisco, California 94111

       Re: Getaround, Inc
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 3, 2024
           File No. 333-269571
Dear Eduardo Iniguez:

     We have conducted a limited review of your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed June 3, 2024 Cover Page

1. We note your response to prior comments 1 and 5 and reissue in part. Please revise your cover page and risk factor beginning "Certain of the Selling Securityholders could earn a positive rate of return..." on page 52 to disclose the purchase price of all of the securities being registered for resale, including the up to (i) 266,156 Equitable Adjustment Shares issued to certain parties associated with Mudrick Capital Management L.P. or its affiliates, (ii) 536,666 shares issued pursuant to the amendment advertising services agreement with iHeartMedia, and (iii) 86,300 shares issued pursuant to the 2022 Bridge
       Note Settlement Agreements.
 July 1, 2024
Page 2
2. We note your response to prior comment 4 and reissue in part. Please revise your disclosure to discuss the potential profit each of the Selling Securityholders will earn based on the current trading price as well as the aggregate profit they may earn as a group.
       We note your disclosure discussing the example of the Sponsor and its potential $1.3 million in profit.
Risk Factors
Risk Related to Our Operations
We have incurred significant net losses since inception..., page 7

3. Please revise this risk factor and elsewhere throughout your Risk Factors section as appropriate to discuss your ability to continue as a going concern. We note your disclosure elsewhere throughout the registration statement, including the discussion titled
       "Going Concern" in your MD&A section beginning on page 77.
There can be no assurance that we will be able to regain compliance or comply with..., page 48

4. Revise to disclose the dates by which you are expected take action or, if you fail to do so, your common stock risks de-listing under NYSE listing standards. For example, elaborate upon how you intend to regain compliance with the global market capitalization continued
       listing standard and by what date you are required to do so.
Plan of Distribution, page 163

5. We note your disclosure on page 163 that your Selling Securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a Selling Securityholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item
       512(a)(1)(iii) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   William L. Hughes